AMENDMENT TO
COMMON STOCK PURCHASE WARRANT

October 26, 2018

This Amendment (this "**Amendment**") to that certain Common Stock Purchase Warrant (the "**July Warrant**"), dated as of July 30, 2018, issued by vTv Therapeutics Inc., a Delaware corporation (the "**Company**") to MacAndrews & Forbes Group LLC ("**Holder**"), is entered into as of October 26, 2018. Capitalized terms used in this Amendment that are not otherwise defined herein shall have the meanings assigned to them in the July Warrant.

RECITALS

WHEREAS, the Company has requested that the Holder make certain amendments to the July Warrant, all as set forth herein, and the Holder is willing to do so on the terms and conditions set forth below; and

WHEREAS, pursuant to Section 11.3 of the July Warrant, the July Warrant may be amended by a written amendment signed by the Company and the Holder

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and of the mutual promises and conditions hereinafter set forth, the parties hereto agree as follows:

1. Section 6.6. Section 6.6 of the July Warrant is hereby deleted and amended and restated in its entirety to read in its entirety as set forth below:

   "6.6 [Intentionally omitted]."

2. Section 6.7. Section 6.7 of the July Warrant is hereby deleted and amended and restated in its entirety to read in its entirety as set forth below:

   "6.7 [Intentionally omitted]."

3. Prior Adjustments Null and Void. Any adjustments previously made to the Exercise Price for the July Warrant pursuant to Section 6.6 thereof are hereby declared to be null and void.

4. No Other Amendments. Except as amended hereby, the July Warrant shall remain in full force and effect as originally written.

5. Governing Law; Jurisdiction; Waiver Of Jury Trial. The internal laws, and not the laws of conflicts (other than Section 5-1401 of the General Obligations Law of the State of New York), of New York shall govern the enforceability and validity of this Amendment, the construction of its terms and the interpretation of the rights and duties of the Company. Any suit, action or proceeding

seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Amendment or the transactions contemplated hereby may be brought in any federal or state court located in the County and State of New York, and the Company hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on the company anywhere in the world, whether within or without the jurisdiction of any such court. The Company hereby irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or related to this Warrant or the transactions contemplated hereby.

6. Counterparts. This Amendment may be executed in two counterparts, each of which shall for all purposes be deemed to be an original and both of which shall constitute the same document.

[Signature page follows]

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their duly authorized representatives effective as of date first written above.

VTV THERAPEUTICS INC.

By: Robin E Abrams

Name: ROBIN E. ABRAMS

Title: EVP, General Counsel

MACANDREWS & FORBES GROUP LLC

By: 10/10/18

Name: SHIRI BEN-YISHAI

Title: Secretary

Shiri Ben-Yishai
Secretary